PMU News Release #06-03 TSE, AMEX Symbol PMU February 7, 2006

PACIFIC RIM MINING EXPANDS EL SALVADOR PROJECT HOLDINGS
WITH ACQUISITION OF ZAMORA GOLD PROJECT

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) has signed a Letter of Intent (“LOI”) to acquire a 100% interest in the Zamora gold project in El Salvador from Cerro Colorado S.A. de C.V. (“Cerro Colorado”), a private El Salvadoran company. Under the terms of the LOI, Pacific Rim will maintain its option to purchase the Zamora project by making advanced royalty payments in Pacific Rim shares to Cerro Colorado under the following schedule: 50,000 shares upon Toronto Stock Exchange approval of the terms of the LOI; 50,000, 70,000, 100,000, and 150,000 shares on the first through fourth anniversaries respectively; 200,000 shares on the fifth and subsequent anniversaries until production is achieved or the Zamora exploration concession expires. Title to 100% of the Zamora project will be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from Zamora, Cerro Colorado will receive a 3% net smelter royalty to a maximum of US $10 million (inclusive of the dollar value of the advanced royalty payments made in shares).

The Zamora project comprises a 40 square km land package located 50 km north of San Salvador, the capital city of El Salvador. The Zamora project exposes high-level gold bearing veins of the adularia-sericite type of epithermal system (the same type of gold system as at the Company’s flagship El Dorado project). Limited grab sampling by the Company of vein outcrops and float within a small portion of the project area has returned values of up to 16.6 g/t gold. The juxtaposition of both high-grade gold-bearing veins and gold-bearing volcanic sinter deposits (ancient geysers) at the Zamora project indicates strong potential for the preservation from erosion of the productive boiling zone in this epithermal system.

Pacific Rim’s geological team recently made an important breakthrough in deciphering the key controls on the timing of bonanza-grade gold mineralization at the El Dorado project and has since used this critical information to generate new, high priority targets both within the El Dorado project and regionally in a reconnaissance project generation effort. An early outcome of this geologic breakthrough was the identification of high-grade gold-bearing veins on surface at the Santa Rita project where sampling by the Company returned surface grades of up to 118 g/t gold over vein widths of 1.5 meters (see Pacific Rim news release #05-15 dated September 12, 2005). The Company is currently conducting an intensive reconnaissance-style project generation initiative within El Salvador to capitalize on its unique geological knowledge and continue to build its portfolio of high-quality gold projects. The acquisition of the Zamora project is the latest in this effort.

“The Zamora gold project is an epithermal gold district with excellent surface indications for a productive high-grade gold system,” states Tom Shrake, President and CEO. “Zamora is a new discovery that plays well into our exploration strategy for El Salvador of acquiring high-quality gold targets in an important, previously underappreciated mineral belt. We have had great success recently in identifying bonanza gold targets within this emerging mineral belt where we will continue to focus our efforts to expand our growing portfolio of exploration opportunities. These new projects complement our advanced-stage El Dorado gold

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097     Tel: (604) 689-1976     Fax: (604) 689-1978
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project by providing the Company with long term, organic growth potential. Years ago we elected to focus on grassroots exploration as our primary method of generating opportunities and this strategic vision is now bearing fruit.”

Exploration Update
Definition drilling at the South Minita zone on the El Dorado gold project will continue as the Company follows up on its recent intersection of high-grade gold mineralization within this important target (including hole P05-408 that intersected 30.6 g/t gold over 5.2 meters – see news release #06-02 dated January 24, 2006) and completes the remaining drilling necessary to commence an updated resource estimate for the El Dorado project. At the nearby Santa Rita gold project, the Company is awaiting receipt of permits and preparing to commence a Phase 1 drill program to test the Trinidad vein where high grade gold has been identified on surface. The permitting process will commence for the Zamora project immediately.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada and cash from the sale of non-core assets to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a low cost, intermediate-level gold producer.

On behalf of the board of directors,
For further information call
“Thomas C. Shrake”	Toll Free: 1-888-775-7097 or
(604) 689-1976, or visit
Thomas C. Shrake	www.pacrim-mining.com
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: exploration outcomes at the Zamora project that will justify all required payments to complete the acquisition; the receipt of all necessary permits to conduct its planned exploration programs; the acquisition of additional projects; the timing and outcome of future work on the El Dorado and Santa Rita projects; and other factors detailed in the Company’s Canadian and U.S. regulatory filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097     Tel: (604) 689-1976     Fax: (604) 689-1978
E-mail: info@pacrim-mining.com     Website: www.pacrim-mining.com